Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2024	2024	2023	2024
	Audited	Audited	Audited	Audited
Revenue from operations	39,315	37,923	37,933	153,670
Other income, net	838	2,729	561	4,711
Total Income	40,153	40,652	38,494	158,381
Expenses
Employee benefit expenses	20,934	20,393	20,781	82,620
Cost of technical sub-contractors	3,169	2,967	3,124	12,232
Travel expenses	478	471	462	1,759
Cost of software packages and others	3,455	3,687	2,720	13,515
Communication expenses	147	147	182	677
Consultancy and professional charges	445	489	346	1,726
Depreciation and amortisation expenses	1,149	1,163	1,173	4,678
Finance cost	105	110	90	470
Other expenses	1,250	985	1,254	4,716
Total expenses	31,132	30,412	30,132	122,393
Profit before tax	9,021	10,240	8,362	35,988
Tax expense:
Current tax	2,998	1,173	2,307	8,390
Deferred tax	(351)	1,092	110	1,350
Profit for the period	6,374	7,975	5,945	26,248

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	20	26	87	120
Equity instruments through other comprehensive income, net	14	(12)	1	19
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(3)	28	6	11
Exchange differences on translation of foreign operations	(104)	(231)	15	226
Fair value changes on investments, net	40	37	75	144
Total other comprehensive income/(loss), net of tax	(33)	(152)	184	520

Total comprehensive income for the period	6,341	7,823	6,129	26,768

Profit attributable to:
Owners of the company	6,368	7,969	5,945	26,233
Non-controlling interests	6	6	–	15
	6,374	7,975	5,945	26,248
Total comprehensive income attributable to:
Owners of the company	6,337	7,821	6,132	26,754
Non-controlling interests	4	2	(3)	14
	6,341	7,823	6,129	26,768

Paid up share capital (par value 5/- each, fully paid)	2,072	2,071	2,070	2,071
Other equity *#	86,045	86,045	73,338	86,045
Earnings per equity share (par value 5/- each)**
Basic (in per share)	15.38	19.25	14.37	63.39
Diluted (in per share)	15.35	19.22	14.35	63.29

*	Balances for the quarter ended June 30, 2024 and June 30, 2023 represent balances as per the audited Balance Sheet for the year ended March 31, 2024 and March 31, 2023, respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter ended June 30, 2024, quarter ended March 31, 2024 and quarter ended June 30, 2023
#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter ended June 30, 2024 have been taken on record by the Board of Directors at its meeting held on July 18, 2024. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on employee stock grants

The Board, on July 18, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of 32,850 RSUs to six eligible employees under the 2015 plan w.e.f August 1, 2024. These RSUs will vest equally over a period of three to four years.

c) Update on acquisitions

i) InSemi Technology Services Private Limited

On May 10, 2024, Infosys Ltd acquired 100% voting interests in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India for a consideration including earn-outs, and management incentive and retention bonuses totalling up to 280 crore.

ii) in-tech Holding GmbH

On April 18, 2024, Infosys Germany GmBH wholly owned step down subsidiary of Infosys Limited entered into a definitive agreement to acquire 100% of the equity share capital in in-tech Holding GmbH, leading provider of Engineering R&D services headquartered in Germany, for a consideration including earn-outs amounting up to EUR 450 million (approximately 4,045 crore), subject to customary closing adjustments. Subsequently as on the date of these results, Infosys Germany GmBH has completed its acquisition of 100% of the equity share capital of in-tech Holding GmbH.

2. Information on dividends for the quarter ended June 30, 2024

For financial year 2024, the Board recommended a final dividend of 20/- (par value of 5/- each) per equity share and additionally a special dividend of 8/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 26, 2024 and paid on July 1, 2024.

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2024	2024	2023	2024
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	18.00
Final dividend	–	20.00	–	20.00
Special dividend	–	8.00	–	8.00

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2024	2024	2023	2024
Revenue by business segment
Financial Services (1)	10,816	10,010	10,661	42,158
Retail (2)	5,428	5,429	5,513	22,504
Communication (3)	4,744	4,666	4,441	17,991
Energy, Utilities, Resources and Services	5,220	5,068	4,889	20,035
Manufacturing	5,778	5,589	5,350	22,298
Hi-Tech	3,147	3,316	3,056	12,411
Life Sciences (4)	2,866	2,762	2,749	11,515
All other segments (5)	1,316	1,083	1,274	4,758
Total	39,315	37,923	37,933	153,670
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	39,315	37,923	37,933	153,670
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,612	1,941	2,545	9,324
Retail (2)	1,751	1,864	1,629	6,882
Communication (3)	796	810	984	3,688
Energy, Utilities , Resources and Services	1,557	1,431	1,290	5,523
Manufacturing	1,006	1,081	972	4,197
Hi-Tech	814	803	802	3,153
Life Sciences (4)	611	632	702	2,898
All other segments (5)	290	222	140	760
Total	9,437	8,784	9,064	36,425
Less: Other Unallocable expenditure	1,149	1,163	1,173	4,678
Add: Unallocable other income	838	2,729	561	4,711
Less: Finance cost	105	110	90	470
Profit before tax and non-controlling interests	9,021	10,240	8,362	35,988

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as required by Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2024	2024	2023	2024
Revenue from operations	33,283	32,001	31,811	128,933
Profit before tax	8,128	10,414	8,146	35,953
Profit for the period	5,768	8,480	5,956	27,234

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited
Bengaluru, India July 18, 2024	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2024, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2024	2024	2023	2024
	Audited	Audited	Audited	Audited
Revenues	4,714	4,564	4,617	18,562
Cost of sales	3,259	3,219	3,211	12,975
Gross profit	1,455	1,345	1,406	5,587
Operating expenses	461	428	445	1,753
Operating profit	994	917	961	3,834
Other income, net	101	328	68	568
Finance cost	13	13	11	56
Profit before income taxes	1,082	1,232	1,018	4,346
Income tax expense	318	273	294	1,177
Net profit	764	959	724	3,169
Earnings per equity share *
Basic	0.18	0.23	0.17	0.77
Diluted	0.18	0.23	0.17	0.76
Total assets	17,270	16,523	16,007	16,523
Cash and cash equivalents and current investments	3,022	3,321	2,176	3,321

*	EPS is not annualized for the quarter ended June 30, 2024, quarter ended March 31, 2024 and quarter ended June 30, 2023.

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, and the McCamish cybersecurity incident review and notification process are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the findings of the review of the extent and nature of data subject to unauthorized access and exfiltration in relation to the McCamish cybersecurity incident and reaction to such findings, the timing of the notification process, and the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the incident. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forwardlooking statements that may be made from time to time by or on behalf of the Company unless it is required by law.